UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

March 2, 2016

Commission File No.: 000-30668

NOVA MEASURING INSTRUMENTS LTD.
(Translation of registrant’s name into English)

Building 22 Weizmann Science Park, Rehovot
P.O.B 266
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled: "Nova Measuring Instruments to Attend Susquehanna’s Fifth Annual Semi, Storage & Technology Conference".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 2, 2016	NOVA MEASURING INSTRUMENTS LTD. (Registrant) By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Company Contact: Dror David, Chief Financial Officer Nova Measuring Instruments Ltd. Tel: +972-73-229-5760 E-mail: info@novameasuring.com www.novameasuring.com	Investor Relations Contacts: Hayden/ MS-IR LLC Miri Segal Tel: +917-607-8654 E-mail: msegal@ms-ir.com Or Brett Maas Tel: +646-536-7331 E-mail: brett@haydenir.com

Company Press Release

Nova Measuring Instruments to Attend Susquehanna’s Fifth
Annual Semi, Storage & Technology Conference

Management to Participate in One-on-One Meetings on March 10

REHOVOT, Israel, March 2, 2016 - Nova Measuring Instruments (Nasdaq: NVMI), a leading innovator and a key provider of metrology solutions for advanced process control used in semiconductor manufacturing, today announced that Mr. Dror David, Chief Financial Officer, will participate in one-on-one meetings at the Susquehanna Financial Group Fifth Annual Semi, Storage & Technology Conference on March 10, 2016 at the Omni Berkshire Hotel in New York City, NY.

The conference will include a number of one-on-one meetings with investors arranged by Susquehanna. For additional information, please contact your SFG contact person or Miri Segal at msegal@ms-ir.com.

About the Susquehanna Fifth Annual Semi, Storage & Technology Conference
The conference will feature fireside chats and one on one meetings with leading companies from the semi, storage and technology industry. SFG’s analysts covering Semiconductors & Technology Hardware, Specialty Semis & Storage, IT Services / Outsourcing, Internet Finance, Emerging Technologies, Internet and Enterprise Software will lead the discussions.
Susquehanna Financial Group, LLLP (SFG) is the institutional broker-dealer member of the Susquehanna International Group (SIG).

About Nova: Nova Measuring Instruments Ltd. delivers continuous innovation by providing advanced metrology solutions for the semiconductor manufacturing industry. Deployed with the world's largest integrated-circuit manufacturers, Nova's products deliver state-of-the-art, high-performance metrology solutions for effective process control throughout the semiconductor fabrication lifecycle. Nova's product portfolio, which combines high-precision hardware and cutting-edge software, supports the development and production of the most advanced devices in today's high-end semiconductor market. Nova's technical innovation and market leadership enable customers to improve process performance, enhance products' yields and accelerate time to market. Nova acts as a partner to semiconductor manufacturers from its offices around the world. Additional information may be found at http://www.novameasuring.com.